The Advisors’ Inner Circle Fund

One Freedom Valley Drive

Oaks, Pennsylvania 19456

April 26, 2022

FILED VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: The Advisors’ Inner Circle Fund (the “Trust”) (File Nos.: 033-42484 and 811-06400)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Trust respectfully requests that the U.S. Securities and Exchange Commission (the “SEC”) consent to the withdrawal of Post-Effective Amendment No. 335 to the Trust’s Registration Statement on Form N-1A filed with the SEC on May 10, 2021 (Accession No. 0001398344-21-010106), as well as Post-Effective Amendment No. 336, which was filed with the SEC on July 23, 2021 (Accession No. 0001398344-21-014763), Post-Effective Amendment No. 337, which was filed with the SEC on August 19, 2021 (Accession No. 0001398344-21-016526), Post-Effective Amendment No. 338, which was filed with the SEC on August 26, 2021 (Accession No. 0001398344-21-017542), Post-Effective Amendment No. 339, which was filed with the SEC on September 2, 2021 (Accession No. 0001398344-21-018318), Post-Effective Amendment No. 340, which was filed with the SEC on September 9, 2021 (Accession No. 0001398344-21-018639), Post-Effective Amendment No. 341, which was filed with the SEC on September 16, 2021 (Accession No. 0001398344-21-018856), Post-Effective Amendment No. 342, which was filed with the SEC on September 23, 2021 (Accession No. 0001398344-21-019080), Post-Effective Amendment No. 343, which was filed with the SEC on October 7, 2021 (Accession No. 0001398344-21-019695), Post-Effective Amendment No. 344, which was filed with the SEC on November 4, 2021 (Accession No. 0001398344-21-020912), Post-Effective Amendment No. 345, which was filed with the SEC on December 2, 2021 (Accession No. 0001398344-21-023220), Post-Effective Amendment No. 346, which was filed with the SEC on December 30, 2021 (Accession No. 0001398344-21-024828), Post-Effective Amendment No. 348, which was filed with the SEC on January 27, 2022 (Accession No. 0001398344-22-001136), Post-Effective Amendment No. 350, which was filed with the SEC on February 24, 2022 (Accession No. 0001398344-22-003803), Post-Effective Amendment No. 352, which was filed with the SEC on March 24, 2022 (Accession No. 0001398344-22-006220), and Post-Effective Amendment No. 353, which was filed with the SEC on April 21, 2022 (Accession No. 0001398344-22-007619) (together, the “Amendments”).

Post-Effective Amendment No. 335 was filed pursuant to Rule 485(a)(2) under the Securities Act for the purpose of introducing the Cambiar Opportunity-Large Cap ETF, Cambiar Small Cap ETF and Cambiar SMID ETF (together, the “Funds”), each a series of the Trust, and Post-Effective Amendment Nos. 336, 337, 338, 339, 340, 341, 342, 343, 344, 345, 346, 348, 350, 352 and 353 were filed pursuant to Rule 485(b) under the Securities Act for the purpose of delaying the effectiveness of Post-Effective Amendment No. 335. The Trust is requesting the withdrawal of the Amendments because the Funds’ investment adviser has determined not to launch the Funds.

Post-Effective Amendment No. 335 has not become effective and no securities were sold in connection with the offering. Accordingly, the Trust respectfully submits that the withdrawals would be consistent with the public interest and the protection of investors.

If you have any questions or require further information, please do not hesitate to contact the undersigned at (610) 676-7541.

Very truly yours,

THE ADVISORS’ INNER CIRCLE FUND

By:	/s/ Matthew M. Maher

Matthew M. Maher

Vice President and Secretary